1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of April 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		03/31/2022	04/30/2022
Senior Vice President	Cliff Hou	447,995	448,907	912
Senior Vice President	Kevin Zhang	80,000	85,000	5,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,769	1,651,779	10
Vice President	Jun He	9,000	11,000	2,000
Vice President	Geoffrey Yeap	40,000	44,000	4,000
Vice President	Jonathan Lee	334,800	335,165	365
Vice President	K.C. Hsu	16,000	22,000	6,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$13.7 billion of acquisition.

4. The capital appropriations approved by TSMC board of directors: Inapplicable.

5. The unsecured bonds issued by TSMC and its subsidiaries
Overseas US$ Unsecured Bond
Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
April 2022 ~ April 2027	US$1.0	3.875%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2022 ~ April 2029	US$0.5	4.125%
April 2022 ~ April 2032	US$1.0	4.250%
April 2022 ~ April 2052	US$1.0	4.500%